UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Securities Purchase Agreement and Senior Secured Convertible Promissory Note

On March 23, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Lind Global Asset Management XIV, LLC, a Delaware limited liability company (the “Investor”), providing for the Company’s issuance and sale to, and purchase by, the Investor of a Senior Secured Convertible Promissory Note due March 23, 2027 (the “Note”) in the aggregate principal amount of $21.0 million in a private placement (the “Private Placement”) exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Private Placement closed on March 23, 2026 (the “Closing Date”), on which date the Investor paid to the Company an aggregate purchase price of $19.0 million for the Note. After deducing the commitment fee provided for under the Purchase Agreement, the Company received net proceeds of approximately $18.7 million before offering expenses.

The Note is the senior secured obligation of the Company and ranks equal in right of payment with all of the Company’s existing unsubordinated indebtedness and senior in right of payment with all of the Company’s future indebtedness and equity. The Note does not bear interest other than upon and during the continuance of an event of default, in which case the Note bears interest at the rate of 10.0% per annum. The Note matures on March 23, 2027, unless earlier converted or repaid. The Note is repayable by the Company in nine monthly installments of approximately $2.3 million each (the “Monthly Payment”), commencing on the 90th day following the Closing Date. The Company may elect to pay a Monthly Payment in cash, plus 4.0% of the amount of such payment, in the Company’s ordinary shares, par value NIS 0.40 per share (“Ordinary Shares”), or a combination thereof. If the Company elects to make any payment in Ordinary Shares, then such shares (“Repayment Shares”) are valued based on 90% of the five lowest daily volume weighted average prices during the 20 trading days immediately prior to such payment. In certain circumstances, as set forth in the Note, the Investor may elect to increase the Monthly Payment to either $3.0 million or $5.0 million; provided that no such increase would increase the aggregate principal amount of the Note. The Company may not elect to make any repayment in Repayment Shares unless, at the time of such repayment, the Repayment Shares have been registered for resale under the Registration Statement (as defined below) or such shares may be immediately resold by the Investor in accordance with Rule 144 promulgated under the Securities Act.

Subject to the satisfaction of certain conditions, the Company may prepay all, but not less than all, of the then outstanding principal amount of the Note pursuant to the delivery to the Investor of an amount equal to 105% of such then outstanding principal amount.

Pursuant to the terms of the Purchase Agreement, the Company has agreed to file with the Securities and Exchange Commission (the “SEC”), on or prior to the 30th day following the Closing Date, a registration statement (the “Registration Statement”), registering under the Securities Act the resale by the Investor of the Repayment Shares and the Ordinary Shares into which the Note may be converted (the “Conversion Shares” and, together with the Repayment Shares, the “Investor Shares”, and together with the Note, the “Securities”). The Company has agreed to pay to the Investor customary liquidated damages in the event that the Company fails to timely file the Registration Statement, such Registration Statement is not declared effective by the SEC on or prior to the 90th day following the Closing Date or the Registration Statement is not available for use by the Investor for the resale of the Investor Shares.

The Note may be converted into Conversion Shares at an initial conversion price of $2.69175 per share, subject to customary adjustments for stock splits, stock dividends and recapitalizations, as described in the Note. The Investor may elect to convert the Note at any time after (i) the earlier to occur of (A) the date on which the Registration Statement is declared effective by the SEC and (B) the date on which Conversion Shares may be immediately resold by the Investor under Rule 144 promulgated under the Securities Act without restriction on the number of shares to be sold or manner of sale and (ii) the 90th day following the Closing Date.

The Purchase Agreement and the Note contain (i) customary representations, warranties and agreements by the Company and the Investor and (ii) certain restrictive covenants that, among other things, generally limit the ability of the Company to create certain liens, incur certain indebtedness, or enter into certain capital raising transactions involving the forward-pricing of Ordinary Shares. The foregoing restrictive covenants are subject to a number of important exceptions and qualifications, as set forth in the Note and the Purchase Agreement.

The Note provides for customary events of default which include (subject in certain cases to grace and cure periods), among others, the following: nonpayment of principal or interest; breach of covenants or other agreements in the Note and the Purchase Agreement; the failure to have timely filed the Registration Statement, and certain events of bankruptcy. Generally, if an event of default occurs and is continuing under the Note, the Investor may require the Company to repurchase the Note at a repurchase price equal to 110% of the outstanding principal amount of the Note, plus accrued and unpaid interest thereon.

The Company intends to use the net proceeds from the Private Placement for working capital and other general corporate purposes, which may include the repurchase of Ordinary Shares in accordance with any repurchase program adopted by the Company’s board of directors.

The Securities have not been registered under the Securities Act, or any state securities laws and have been offered pursuant to the exemption from registration provided for under Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Investor, including that it is an “accredited investor” as defined Rule 501(a) promulgated under the Securities Act. The Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Security Agreement

To secure the Company’s obligations under the Note, on the Closing Date, the Company and the Investor entered into a security agreement (the “Security Agreement”), pursuant to which the Company granted to the Investor a first priority security interest in certain of the Company’s accounts containing the Company’s digital assets, including its RAIN token portfolio, including, among other things, all digital assets and other assets in such accounts, all books and records related thereto and any and all proceeds thereof (the “Collateral”).

Amendment to Asset Management Agreement

As previously reported, on November 20, 2025, the Company entered into an asset management agreement (the “Asset Management Agreement”) with Elinnovation Labs Ltd., a company organized under the laws of the State of Israel (the “Asset Manager”), pursuant to which the Asset Manager provides asset management services with respect to certain cash proceeds of the Company’s securities offerings and other capital the Company may from time to time designate, together with digital assets and other assets acquired with or in respect of such proceeds held in accounts and cryptocurrency wallets controlled by the Company. On the Closing Date, the Company, the Investor and the Asset Manager entered into a Joinder and First Amendment to the Asset Management Agreement (the “Amendment”), pursuant to which the Company granted the Investor certain rights with respect to the Collateral to secure the Company’s obligations under the Note.

The foregoing descriptions of the Purchase Agreement, the Note, the Security Agreement and the Amendment are only summaries and are qualified in their entirety by reference to the complete text of the Purchase Agreement, the Note, the Security Agreement and the Amendment, copies of which are filed as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, to this Report on Form 6-K and incorporated by reference herein.

Share Repurchase Program

On March 15, 2026, the Company’s Board of Directors approved the adoption of a share repurchase program to acquire up to $20 million of Ordinary Shares, subject to the satisfaction of applicable regulatory requirements. Under the repurchase program, share repurchases may be made at the Company’s discretion from time to time in open market transactions, privately negotiated transactions, or other means, including through Rule 10b5-1 trading plans. The timing and number of shares repurchased under the program will depend on a variety of factors, including, without limitation, share price, trading volume, and general business and market conditions. The repurchase program does not obligate the Company to purchase any shares, has no expiration date and may be modified, suspended or terminated at any time.

Extension of RAIN Option

As previously reported, on November 13, 2025, in connection with the Company’s digital asset treasury strategy, the Company entered into an agreement with the RAIN Foundation pursuant to which it obtained an exclusive option (the “RAIN Option”) to purchase up to an aggregate of 278,181,818,181 of RAIN tokens. The RAIN Option is exercisable, in whole or in part, at the Company’s discretion at a price of $0.0033 per RAIN token at any time prior to December 1, 2026. On March 15, 2026, the Company and the RAIN Foundation amended the RAIN Option to extend its duration through December 31, 2027. The other material terms of the RAIN Option remain unmodified and in full force and effect.

Press Release and Investor Presentation

On March 24, 2026, the Company issued a press release announcing the Private Placement, the Company’s share repurchase program, the extension of the RAIN Option and the partial exercise thereof. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference. Additionally, the Company has posted to its website an updated investor presentation, a copy of which is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

The information contained in this Report on Form 6-K (including the exhibits hereto), other than the information under the heading “Press Release and Investor Presentation” and Exhibit 99.1 and Exhibit 99.2, is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-252926, File No. 333-286956, File No. 333-292417 and File No. 333-294284), filed with the SEC.

Exhibit No.
10.1*	Securities Purchase Agreement, dated March 23, 2026, by and between Enlivex Ltd. and Lind Global Asset Management XIV LLC.
10.2	Form of Senior Secured Convertible Promissory Note.
10.3*	Security Agreement, dated March 23, 2026, by and between Enlivex Ltd. and Lind Global Asset Management XIV LLC.
10.4*	Joinder and First Amendment to Asset Management Agreement, dated March 23, 2026, by and among Enlivex Ltd., Elinnovation Labs Ltd. and Lind Global Asset Management XIV LLC.
99.1	Press Release
99.2	Investor Presentation

*	Exhibits or schedules have been omitted because such information is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: March 24, 2026

4